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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13E-3
                        RULE 13E-3 TRANSACTION STATEMENT
       (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

                            HILITE INDUSTRIES, INC.
                                (Name of Issuer)

                HILITE INDUSTRIES, INC.                                      SAMUEL M. BERRY
                  HILITE HOLDINGS, LLC                                        CHRIS A. CURTO
                  HILITE MERGECO, INC.                                      ARTHUR D. JOHNSON
             JAMES E. LINEBERGER, JR. TRUST                                  RONALD E. REINKE
              GEOFFRY S. LINEBERGER TRUST                                    DONALD M. MAHER
              CHRISTOPHER LINEBERGER TRUST                                    WILLIE VERCHER
          THE BRADY FAMILY LIMITED PARTNERSHIP                        DR. KRISHNAMURTHY SUNDARARAJAN

                      (Name of Person(s) Filing Statement)

        COMMON STOCK, PAR VALUE $0.01 PER SHARE                                431353 10 1
             (Title of Class of Securities)                       (CUSIP Number of Class of Securities)

                                SAMUEL M. BERRY
                     PRESIDENT AND CHIEF OPERATING OFFICER
                            HILITE INDUSTRIES, INC.
                                1671 S. BROADWAY
                            CARROLLTON, TEXAS 75006
                                 (972) 242-2116
  (Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                WITH COPIES TO:

                EDWARD R. MANDELL, ESQ.                                 CHRISTOPHER M. KELLY, ESQ.
                JORDAN A. HORVATH, ESQ.                                   PATRICK J. LEDDY, ESQ.
          PARKER CHAPIN FLATTAU & KLIMPL, LLP                           JONES, DAY, REAVIS & POGUE
              1211 AVENUE OF THE AMERICAS                                  901 LAKESIDE AVENUE
                NEW YORK, NEW YORK 10036                                  CLEVELAND, OHIO 44114
                     (212) 704-6000                                           (216) 586-3939

This statement is filed in connection with (check the appropriate box):

a. [ ] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. [ ] The filing of a registration statement under the Securities Act of 1933.

c. [X] A tender offer.

d. [ ] None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

                           CALCULATION OF FILING FEE
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
              TRANSACTION VALUATION*                               AMOUNT OF FILING FEE
-------------------------------------------------------------------------------------------------------
                    $71,537,850                                           $14,308
-------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------

* For purposes of calculating fee only. This transaction applies to an aggregate of 5,020,200 shares of common stock of Hilite Industries, Inc. (the sum of (i) 4,900,000 outstanding shares of common stock and (ii) 120,200 outstanding options to purchase shares of common stock of Hilite Industries, Inc.).

Except as otherwise noted, the per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 is $14.25 per unit.

The proposed maximum aggregate value of transaction is $71,537,850.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $14,308

Form or Registration No.: Schedule 13E-4

Filing Party: Hilite Industries, Inc.

Date Filed: May 3, 1999
--------------------------------------------------------------------------------
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

                                  INTRODUCTION

     This Rule 13e-3 Transaction Statement (the "Statement") on Schedule 13E-3 (the "Schedule 13E-3") is being filed by Hilite Industries, Inc., a Delaware corporation (the "Company"), Hilite Holdings, LLC, a Delaware limited liability company, Hilite Mergeco, Inc., a Delaware corporation, the James E. Lineberger, Jr. Trust, the Geoffry S. Lineberger Trust, the Christopher Lineberger Trust, The Brady Family Limited Partnership, Samuel M. Berry, Chris A. Curto, Arthur D. Johnson, Ronald E. Reinke, Donald M. Maher, Willie Vercher and Dr. Krishnamurthy Sundararajan pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, and Rule 13e-3 thereunder in connection with the tender offer by the Company for all the issued and outstanding shares of its common stock, $0.01 par value per share (the "Shares"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 3, 1999 (the "Offer to Purchase") and the related letter of transmittal (which together constitute the "Offer"), copies of which are filed as Exhibits (d)(1) and (d)(2) hereto, respectively.

     The following Cross Reference Sheet, prepared pursuant to General Instruction F to Schedule 13E-3, shows the location in the Issuer Tender Offer Statement on Schedule 13E-4 filed by the Company (the "Schedule 13E-4") with the Securities and Exchange Commission on the date hereof of the information required to be included in this Schedule 13E-3. The information set forth in the
Schedule 13E-4, including all exhibits thereto, is hereby expressly incorporated herein by reference as set forth in the Cross Reference Sheet and the responses in this Schedule 13E-3, and such responses are qualified in their entirety by reference to the information contained in the Offer to Purchase and the schedules thereto.

                             CROSS REFERENCE SHEET

                          ITEM IN                             WHERE LOCATED IN
                       SCHEDULE 13E-3                          SCHEDULE 13E-4
                       --------------                         ----------------
Item 1(a)...................................................        Item 1(a)
Item 1(b)...................................................        Item 1(b)
Item 1(c)...................................................        Item 1(c)
Item 1(d)...................................................             *
Item 1(e)...................................................             *
Item 1(f)...................................................             *
Item 2(a)...................................................             *
Item 2(b)...................................................             *
Item 2(c)...................................................             *
Item 2(d)...................................................             *
Item 2(e)...................................................             *
Item 2(f)...................................................             *
Item 2(g)...................................................             *
Item 3(a)...................................................             *
Item 3(b)...................................................             *
Item 4(a)...................................................             *
Item 4(b)...................................................             *
Item 5(a)-(g)...............................................        Item 3(a)-(j)
Item 6(a)...................................................        Item 2(a)
Item 6(b)...................................................             *
Item 6(c)...................................................        Item 2(b)
Item 6(d)...................................................             *
Item 7(a)...................................................        Item 3
Item 7(b)...................................................             *
Item 7(c)...................................................             *
Item 7(d)...................................................             *
Item 8(a)...................................................             *
Item 8(b)...................................................             *
Item 8(c)...................................................             *
Item 8(d)...................................................             *
Item 8(e)...................................................             *
Item 8(f)...................................................             *
Item 9(a)-(c)...............................................             *
Item 10(a)..................................................             *
Item 10(b)..................................................        Item 4
Item 11.....................................................        Item 5
Item 12(a)..................................................             *
Item 12(b)..................................................             *
Item 13(a)..................................................             *
Item 13(b)..................................................             *
Item 13(c)..................................................             *
Item 14(a)-(b)..............................................        Item 7
Item 15(a)..................................................        Item 6
Item 15(b)..................................................        Item 6
Item 16.....................................................        Item 8(e)
Item 17(a)..................................................        Item 9(b)
Item 17(b)..................................................             *
Item 17(c)..................................................        Item 9(c)
Item 17(d)..................................................        Item 9(a)

                          ITEM IN                             WHERE LOCATED IN
                       SCHEDULE 13E-3                          SCHEDULE 13E-4
                       --------------                         ----------------
Item 17(e)..................................................             *
Item 17(f)..................................................             *

---------------

* The Item is inapplicable or the answer thereto is negative.

ITEM 1.  ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION.

     (a) The name of the issuer is Hilite Industries, Inc., a Delaware corporation, (the "Company") which has its principal executive offices at 1671
S. Broadway, Carrollton, Texas 75006.

     (b) This Statement relates to the offer by the Company to purchase all of the Shares for $14.25 per Share, net to seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase. The information set forth in the Offer to Purchase under "INTRODUCTION" and "SPECIAL FACTORS -- Interests of Certain Persons in the Transactions" is incorporated herein by reference.

     (c) The information set forth in the Offer to Purchase under "INTRODUCTION" and "THE TENDER OFFER -- Section 6. Price Range of Shares; Dividends and Distributions" is incorporated herein by reference.

     (d) The information set forth in the Offer to Purchase under "THE TENDER OFFER -- Section 6. Price Range of Shares; Dividends and Distributions" is incorporated herein by reference.

     (e) Neither the Company nor any of the other persons filing this Schedule 13E-3 have made an underwritten public offering of the Company's securities for cash during the past three years that was registered under the Exchange Act or exempt from registration pursuant to Regulation A.

     (f) The information set forth in the Offer to Purchase under "SPECIAL FACTORS -- Transactions and Arrangements Concerning the Shares" is incorporated herein by reference.

ITEM 2.  IDENTITY AND BACKGROUND.

     This Statement is being filed by the Company, which is the issuer of the class of equity securities which is the subject of the Rule 13e-3 transaction and by Hilite Holdings, LLC, a Delaware limited liability company ("Buyer"), Hilite Mergeco, Inc., a Delaware corporation ("Merger Subsidiary"), the James E. Lineberger, Jr. Trust, the Geoffry S. Lineberger Trust, the Christopher Lineberger Trust, The Brady Family Limited Partnership, Samuel M. Berry, Chris
A. Curto, Arthur D. Johnson, Ronald E. Reinke, Donald M. Maher, Willie Vercher and Dr. Krishnamurthy Sundararajan (the "Continuing Stockholders"), all of whom are or may be considered affiliates of the Company.

     (a)-(d) and (g) The information set forth in the Offer to Purchase under "THE TENDER OFFER -- Section 7. Certain Information Concerning the Company," "THE TENDER OFFER -- Section 15. Certain Information Concerning Buyer and Merger Subsidiary" and "SCHEDULE I. Directors and Executive Officers of the Company" is incorporated herein by reference.

     (e)-(f) Neither the Company, Buyer, Merger Subsidiary, the Continuing Stockholders, nor any natural person listed in "SCHEDULE I. Directors and Officers of the Company" or "THE TENDER OFFER -- Section 15. Certain Information Concerning Buyer and Merger Subsidiary" of the Offer to Purchase during the past five years, to its or his knowledge, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) other than as set forth in "SCHEDULE I. Directors and Executive Officers of the Company," was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS.

     (a) The information set forth in the Offer to Purchase under "INTRODUCTION", "SPECIAL FACTORS -- Related Party Transactions" and "SPECIAL FACTORS -- Background of the Transactions" is incorporated herein by reference.

     (b) The information set forth in the Offer to Purchase under "INTRODUCTION", "SPECIAL FACTORS -- Background of the Transactions" and "SPECIAL FACTORS -- Interests of Certain Persons in the Transactions" is incorporated herein by reference.

ITEM 4.  TERMS OF THE TRANSACTION.

     (a) The information set forth in the Offer to Purchase under "INTRODUCTION," "SPECIAL FACTORS -- Background of the Transactions," "SPECIAL FACTORS -- Purposes and Reasons of the Company for the Transactions," "SPECIAL FACTORS -- Rights of the Stockholders in the Transactions", "SPECIAL FACTORS -- Plans for the Company after the Transactions; Certain Effects of the Transactions," "SPECIAL FACTORS -- The Merger Agreement and the Stockholders Agreement," "THE TENDER OFFER -- Section 1. Terms of the Offer; Expiration Date," "THE TENDER OFFER -- Section 2. Acceptance for Payment and Payment for Shares," "THE TENDER OFFER -- Section 3. Procedures for Accepting the Offer and Tendering Shares," "THE TENDER OFFER -- Section 4. Withdrawal Rights," "THE TENDER OFFER -- Section 10. Financing of the Transactions," "THE TENDER
OFFER -- Section 11. Effect of the Transactions on the Market for the Shares; Exchange Act Registration," "THE TENDER OFFER -- Section 12. Certain Conditions to the Offer," "THE TENDER OFFER -- Section 13. Certain Legal Matters and Regulatory Approvals" and "THE TENDER OFFER -- Section 17. Miscellaneous" is incorporated herein by reference.

     (b) The information set forth in the Offer to Purchase under "INTRODUCTION," "SPECIAL FACTORS -- Background of the Transactions," "SPECIAL FACTORS -- Purposes and Reasons of Buyer and the Continuing Stockholders for the Transactions," "SPECIAL FACTORS -- Interests of Certain Persons in the Transactions" and "SPECIAL FACTORS -- The Merger Agreement and the Stockholders Agreement" is incorporated herein by reference.

ITEM 5.  PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

     (a)-(g) The information set forth in the Offer to Purchase under "INTRODUCTION," "SPECIAL FACTORS -- Background of the Transactions," "SPECIAL FACTORS -- Purposes and Reasons of the Company for the Transactions," "SPECIAL FACTORS -- Purposes and Reasons of Buyer and the Continuing Stockholders for the Transactions," "SPECIAL FACTORS -- Plans for the Company after the Transactions; Certain Effects of the Transactions," "SPECIAL FACTORS -- The Merger Agreement and the Stockholders Agreement" and "THE TENDER OFFER -- Section 11. Effects of the Transactions on the Market for the Shares; Exchange Act Registration" is incorporated herein by reference.

ITEM 6.  SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

     (a) The information set forth in the Offer to Purchase under "INTRODUCTION" and "THE TENDER OFFER -- Section 10. Financing of the Transactions" is incorporated herein by reference.

     (b) The information set forth in the Offer to Purchase under "THE TENDER OFFER -- Section 14. Fees and Expenses" is incorporated herein by reference.

     (c) The information set forth in the Offer to Purchase under "THE TENDER OFFER -- Section 10. Financing of the Transactions" is incorporated herein by reference.

     (d) Not applicable.

ITEM 7.  PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.

     (a) The information set forth in the Offer to Purchase under "INTRODUCTION," "SPECIAL FACTORS -- Background of the Transactions," "SPECIAL FACTORS -- Purposes and Reasons of the Company for the Transactions," "SPECIAL FACTORS -- Purposes and Reasons of Buyer and the Continuing Stockholders for the Transactions" and "SPECIAL FACTORS -- Plans for the Company After the Transactions; Certain Effects of the Transactions" is incorporated herein by reference.

     (b) The information set forth in the Offer to Purchase under "SPECIAL FACTORS -- Background of the Transactions" and "SPECIAL FACTORS -- Recommendation of the Disinterested Directors and the Board; Fairness of the Transactions" is incorporated herein by reference.

     (c) The information set forth in the Offer to Purchase under "INTRODUCTION," "SPECIAL FACTORS -- Background of the Transactions," "SPECIAL FACTORS -- Purposes and Reasons of the Company for the Transactions," "SPECIAL FACTORS -- Purposes and Reasons of Buyer and the

Continuing Stockholders for the Transactions," "SPECIAL FACTORS -- Position of Buyer Regarding Fairness of the Transactions," and "SPECIAL FACTORS -- Plans for the Company after the Transactions; Certain Effects of the Transactions," is incorporated herein by reference.

     (d) The information set forth in the Offer to Purchase under "INTRODUCTION," "SPECIAL FACTORS -- Plans for the Company after the Transactions; Certain Effects of the Transactions," "SPECIAL FACTORS -- Rights of the Stockholders in the Transactions," "SPECIAL FACTORS -- The Merger Agreement and the Stockholders Agreement" "SPECIAL FACTORS -- Transactions and Arrangements Concerning the Shares," "THE TENDER OFFER -- Section 5. Certain U.S. Federal Income Tax Consequences," "THE TENDER OFFER -- Section 10. Financing of the Transactions" and "THE TENDER OFFER -- Section 11. Effect of the Transactions on the Market for Shares; Exchange Act Registration" is incorporated herein by reference.

ITEM 8.  FAIRNESS OF THE TRANSACTION.

     (a)-(e) The information set forth in the Offer to Purchase under "INTRODUCTION," "SPECIAL FACTORS -- Background of the Transactions," "SPECIAL FACTORS -- Recommendation of the Disinterested Directors and the Board; Fairness of the Transactions," "SPECIAL FACTORS -- Opinion of Bowles Hollowell," "SPECIAL FACTORS -- Position of Buyer Regarding Fairness of the Transactions," "SCHEDULE
II. Opinion of Bowles Hollowell" and "SPECIAL FACTORS -- Rights of the Stockholders in the Transactions" is incorporated herein by reference.

     (f) The information set forth in the Offer to Purchase under "SPECIAL FACTORS -- Background of the Transactions" is incorporated herein by reference.

ITEM 9.  REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.

     (a)-(c) The information set forth in the Offer to Purchase under "INTRODUCTION," "SPECIAL FACTORS -- Background of the Transactions," "SPECIAL FACTORS -- Recommendation of the Disinterested Directors and the Board; Fairness of the Transactions," "SPECIAL FACTORS -- Opinion of Bowles Hollowell," and "SCHEDULE II -- Opinion of Bowles Hollowell" is incorporated herein by reference.

ITEM 10.  INTEREST IN SECURITIES OF THE ISSUER.

     (a) The information set forth in the Offer to Purchase under "INTRODUCTION" and "SPECIAL FACTORS -- Beneficial Ownership of Common Stock" is incorporated herein by reference.

     (b) The information set forth in the Offer to Purchase under "SPECIAL FACTORS -- The Merger Agreement and the Stockholders Agreement" and "SPECIAL FACTORS -- Transactions and Arrangements Concerning the Shares" is incorporated herein by reference.

ITEM 11.  CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT
          TO THE ISSUER'S SECURITIES.

     The information set forth in the Offer to Purchase under "INTRODUCTION," "SPECIAL FACTORS -- Background of the Transactions," "SPECIAL
FACTORS -- Purposes and Reasons of the Company for the Transactions," "SPECIAL FACTORS -- Purposes and Reasons of Buyer and the Continuing Stockholders for the Transactions," "SPECIAL FACTORS -- The Merger Agreement and the Stockholders Agreement" and "SPECIAL FACTORS -- Transactions and Arrangements Concerning the Shares" is incorporated herein by reference.

ITEM 12.  PRESENT INTENTION AND RECOMMENDATION OF CERTAIN PERSONS
          WITH REGARD TO THE TRANSACTION.

     (a)-(b) The information set forth in the Offer to Purchase under "INTRODUCTION," "SPECIAL FACTORS -- Background of the Transactions," "SPECIAL FACTORS -- Recommendation of the Disinterested Directors and The Board; Fairness of the Transactions," "SPECIAL FACTORS -- Purposes and Reasons of Buyers and Continuing Stockholders for the Transactions," "SPECIAL FACTORS -- Interests of Certain Persons in the Transactions," "SPECIAL FACTORS -- Transactions and Arrangements

Concerning the Shares" "SPECIAL FACTORS -- The Merger Agreement and the Stockholders Agreement" and "SPECIAL FACTORS -- Beneficial Ownership of Common Stock" is incorporated herein by reference.

ITEM 13.  OTHER PROVISIONS OF THE TRANSACTION.

     (a) The information set forth in the Offer to Purchase under "INTRODUCTION," "SPECIAL FACTORS -- Rights of the Stockholders in the Transactions" and "SCHEDULE III. Section 262 of the Delaware General Corporation Law" is incorporated herein by reference.

     (b) Not applicable.

     (c) Not applicable.

ITEM 14.  FINANCIAL INFORMATION.

     (a) The information set forth in the Offer to Purchase under "THE TENDER OFFER -- Section 7. Certain Information Concerning the Company", "THE TENDER OFFER -- Section 8. Recent Developments," and "THE TENDER OFFER -- Section 9. Summary Historical Financial Information" is incorporated herein by reference. In addition, the Company's audited financial statements and related notes as of June 30, 1997 and June 30, 1998 and for the three years ended June 30, 1998, and the Company's unaudited Balance Sheet as of March 31, 1999 and June 30, 1998, the Statement of Operations for the Three and Nine-Month periods ended March 31, 1999 and 1998 and Statement of Cash Flows for the Nine-Month periods ended March 31, 1999 and 1998 are attached to the Offer to Purchase as Schedules IV and V thereto, respectively.

     (b) The information set forth in the Offer to Purchase under "SPECIAL FACTORS -- Cautionary Statements Concerning Forward-Looking Statements and Company Financial Projections" is incorporated herein by reference.

ITEM 15.  PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED.

     (a) The information set forth in the Offer to Purchase under "INTRODUCTION," "SPECIAL FACTORS -- Background of the Transactions" and "SPECIAL FACTORS -- Interests of Certain Persons in the Transactions" is incorporated herein by reference.

     (b) The information set forth in the Offer to Purchase under "INTRODUCTION," "SPECIAL FACTORS -- Interests of Certain Persons in the Transactions" and "THE TENDER OFFER -- Section 14. Fees and Expenses" is incorporated herein by reference.

ITEM 16.  ADDITIONAL INFORMATION.

     The information set forth in the Offer to Purchase and the related Letter of Transmittal, copies of which are attached hereto as Exhibits (d)(1) and
(d)(2), respectively, are incorporated herein by reference in their entirety.

ITEM 17.  MATERIAL TO BE FILED AS EXHIBITS.

     (a)(1) Commitment Letter, dated April 20, 1999, from First Union Investors, Inc.

     (a)(2) Commitment Letter, dated April 20, 1999, from First Union Capital Markets Corp.

     (b)(1) Fairness Opinion of Bowles Hollowell.

     (b)(2) Presentation of Bowles Hollowell, dated April 22, 1999 and as updated on April 26, 1999.

     (c)(1) Agreement and Plan of Merger, dated April 26, 1999, by and among the Company, Merger Subsidiary and Buyer.

     (c)(2) Stockholders Agreement, dated as of April 26, 1999, by and among Buyer, Merger Subsidiary and the Continuing Stockholders of the Company listed on Schedule A thereto.

     (d)(1) Offer to Purchase, dated May 3, 1999.

     (d)(2) Letter of Transmittal, dated May 3, 1999.

     (d)(3) Notice of Guaranteed Delivery, dated May 3, 1999.

     (d)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated May 3, 1999.

     (d)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated May 3, 1999.

     (d)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

     (d)(7) Summary Advertisement as published in the Wall Street Journal on May 3, 1999.

     (d)(8) Press Release issued by the Company on April 27, 1999.

     (d)(9) Letter to the Company's Stockholders from Daniel W. Brady, Chief Executive Officer of the Company, dated May 3, 1999.

     (e) Section 262 of the DGCL.

     (f) Not applicable

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 3, 1999

                                            HILITE INDUSTRIES, INC.
                                            /s/ SAMUEL M. BERRY
                                            ------------------------------------
                                            By: Samuel M. Berry
                                                President and Chief Operating
                                            Officer

                                            HILITE HOLDINGS, LLC
                                            /s/ JOSEPH W. CARRERAS
                                            ------------------------------------
                                            By: Joseph W. Carreras
                                                President

                                            HILITE MERGECO, INC.
                                            /s/ JOSEPH W. CARRERAS
                                            ------------------------------------
                                            By: Joseph W. Carreras
                                                President

                                            JAMES E. LINEBERGER, JR. TRUST
                                            /s/ JAMES E. LINEBERGER, JR.
                                            ------------------------------------
                                            By: James E. Lineberger, Jr.
                                                Trustee

                                            GEOFFRY S. LINEBERGER TRUST
                                            /s/ JAMES E. LINEBERGER, JR.
                                            ------------------------------------
                                            By: James E. Lineberger, Jr.
                                                Trustee

                                            CHRISTOPHER LINEBERGER TRUST
                                            /s/ JAMES E. LINEBERGER, JR.
                                            ------------------------------------
                                            By: James E. Lineberger, Jr.
                                                Trustee

                                            THE BRADY FAMILY LIMITED
                                            PARTNERSHIP

                                            /s/ DANIEL W. BRADY
                                            ------------------------------------
                                            By: Daniel W. Brady
                                                General Partner

                                            /s/ SAMUEL M. BERRY
                                            ------------------------------------
                                            Samuel M. Berry

                                            /s/ CHRIS A. CURTO
                                            ------------------------------------
                                            Chris A. Curto

                                            /s/ ARTHUR D. JOHNSON
                                            ------------------------------------
                                            Arthur D. Johnson

                                            /s/ RONALD E. REINKE
                                            ------------------------------------
                                            Ronald E. Reinke

                                            /s/ DONALD M. MAHER
                                            ------------------------------------
                                            Donald M. Maher

                                            /s/ WILLIE VERCHER
                                            ------------------------------------
                                            Willie Vercher

                                            /s/ DR. KRISHNAMURTHY
                                            SUNDARARAJAN
                                            ------------------------------------
                                            Dr. Krishnamurthy Sundararajan

                                 EXHIBIT INDEX

EXHIBIT NO.                            DESCRIPTION
-----------                            -----------
(a)(1)         Commitment Letter, dated April 20, 1999, from First Union
               Investors, Inc.
(a)(2)         Commitment Letter, dated April 20, 1999, from First Union
               Capital Markets Corp.
(b)(1)         Fairness Opinion of Bowles Hollowell, (included as Schedule
               II to the Offer to Purchase filed as Exhibit (d)(1) below).
(b)(2)         Presentation of Bowles Hollowell, dated April 22, 1999 and as updated on April 26, 1999.
(c)(1)         Agreement and Plan of Merger, dated April 26, 1999 by and
               among the Company, Merger Subsidiary and Buyer.
(c)(2)         Stockholders Agreement, dated as of April 26, 1999, by and among Buyer, Merger Subsidiary and the Continuing
               Stockholders of the Company listed on Schedule A thereto.
(d)(1)         Offer to Purchase, dated May 3, 1999.
(d)(2)         Letter of Transmittal, dated May 3, 1999.
(d)(3)         Notice of Guaranteed Delivery, dated May 3, 1999.
(d)(4)         Letter to Brokers, Dealers, Commercial Banks, Trust
               Companies and Other Nominees, dated May 3, 1999.
(d)(5)         Letter to Clients for use by Brokers, Dealers, Commercial
               Banks, Trust Companies and Other Nominees, dated May 3,
               1999.
(d)(6)         Guidelines for Certification of Taxpayer Identification
               Number on Substitute Form W-9.
(d)(7)         Summary Advertisement as Published in the Wall Street
               Journal on May 3, 1999.
(d)(8)         Press Release issued by the Company on April 27, 1999.
(d)(9)         Letter to the Company's Stockholders from Daniel W. Brady,
               Chief Executive Officer of the Company, dated May 3, 1999.
(e)            Section 262 of the DGCL.
(f)            None.